ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

September 30, 2021
VIA EDGAR SUBMISSION
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 143 to the Trust’s Registration Statement on Form N-1A
ETFMG Housing Market ETF (the “Fund”)

Dear Ms. Lithotomos:
This correspondence is in response to comments you provided on September 15, 2021 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 143 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on August 3, 2021.
For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.
Please note that the name of the “ETFMG Housing Market ETF” has been changed to the “ETFMG Real Estate Tech ETF”.
Comment 1.    Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response:    Please see Appendix A.
Comment 2.     Please provide a copy of the Fund’s index methodology before the correspondence is filed.
Response:    A copy of the index methodology was provided to the Staff electronically on September 30, 2021.
Comment 3.     The Staff notes that the section of the Prospectus titled “Principal Risks” includes “China and Hong Kong Investment Risk” disclosure. If appropriate, please discuss these countries in the section entitled “Principal Investment Strategies”.
Response:    The Trust notes that the principal investment strategies state that the Index includes the stocks of “companies across the globe.” The Index components may be heavily weighted towards China and Hong Kong companies; therefore, the Trust believes that particular disclosure of the risks associated with investing in China and Hong Kong companies is appropriate. The Trust believes that the risk has appropriate corresponding disclosure in the principal investment strategies and respectfully declines to make a revision.
Comment 4.    Supplementally, please explain why the timing of the Prime Real Estate Technology Index’s (the “Index”) reconstitution is different than is typical with other equity based indexes.
Response:     The Trust notes that the timing of the Index’s reconstitution is the preferred method of the index provider and disclosure is consistent with the index methodology.
Comment 5.     Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response:     The Trust has ensured that all missing information has been provided in accordance with Form N-1A.
Comment 6.     With regards to securities lending, please confirm that the Fund will comply with Section 18.
Response:     The Trust confirms that the Fund’s securities lending activities will comply with Section 18.

Comment 7.     Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response:     The Trust notes that the “Foreign Market and Trading Risk” risk disclosure found in the section titled “Additional Risk Information” includes the excerpt below.
“Where all or a part of the Fund’s underlying securities trade in a market that is closed when the Exchange is open, there may be changes between the last quotation from its closed foreign market and the value of such securities during the Fund’s domestic trading day. This could lead to differences between the market price of the Fund’s shares and the value of the Fund’s underlying securities.”
Comment 8.     Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response:     The Trust notes that the “Trading Issues Risk” disclosure found in the section titled “Additional Risk Information” includes the excerpt below.
“In stressed market conditions, the liquidity of the Fund’s shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than the Fund’s shares, potentially causing the market price of the Fund’s shares to deviate from their NAV.”

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If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 550-7433 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

ETFMG Real Estate Tech ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$77	$240